
July 21, 2023

Larry Xianghong Wu
Majority Owner of General Partner
UC Asset LP
2299 Perimeter Park Drive, Suite 120
Atlanta, Georgia 30341

> **Re: UC Asset LP**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Response Dated October 29, 2021**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2021**
> **File No. 000-56203**

Dear Larry Xianghong Wu:

We issued comments on the above captioned filing on March 24, 2022. On April 29, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact William Demarest at (202)551-3432 or Robert Telewicz at (202)551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard W. Jones